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At Respironics FRB / WEBER SHANDWICK

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SpectRx, Inc. Sells BiliChek(R) Product Line to Respironics

NORCROSS, GA, March 7, 2003 -SpectRx, Inc. (NASDAQ: SPRX) and Respironics, Inc. (NASDAQ: RESP), announced today that SpectRx has sold its BiliChek(R) Non-invasive Bilirubin Analyzer product line and related assets to Respironics. Respironics had previously been the exclusive U.S. licensee and distributor of the product line. The base cash purchase price is $4 million with an additional $1 million to be paid based upon completion of product development work already underway, and up to an additional $6.25 million to be paid in royalties and earn out payments over the next five years based upon the achievement of certain operating results.

SpectRx announced its intention to sell the BiliChek(R) business in October of 2002 to enable it to focus on expanding its diabetes and cancer detection businesses. Proceeds from the sale will go to fund the expansion of SpectRx's growing SimpleChoice(R) diabetes product line and the development of a continuous glucose monitor.

"The sale of BiliChek enables us to better focus our management and capital resources on the large and growing opportunities we have in the diabetes and cancer detection markets," said Mark A. Samuels, SpectRx chairman and CEO. "The transaction provides us with non-dilutive financial resources to roll out more diabetes products adding to the SimpleChoice reservoir and A1c products already on the market, and further develop our glucose monitoring business."

"The SpectRx BiliChek device is an excellent fit with our Children's Medical Ventures group. We are excited to expand our involvement with this product line from strictly U.S. distribution to worldwide marketing and sales and also to the future development and manufacturing of the device," said James W. Liken, Respironics' president and chief executive officer. "We are committed to the infant and neo-natal marketplace and believe the BiliChek product line will help to drive our revenues in this area," he added. The transaction is not expected to meaningfully impact Respironics revenues or earnings in fiscal year 2003.

Before the BiliChek(R), the most common method of monitoring infant jaundice was to draw blood from the heel of the infant and wait for laboratory results. By analyzing light reflected from the baby's forehead, the BiliChek(R) non-invasively predicts the level of bilirubin, the cause of infant jaundice. This method of using light non-invasively to detect and monitor diseases and medical conditions is called biophotonics. The BiliChek(R) is the first non-invasive device cleared by the FDA with specific "Indications for Use" for the monitoring of hyperbilirubinemia before, during and after treatment of infant jaundice.

About Respironics

Respironics, the global resource in the respiratory medical device industry, provides innovative and unique programs to health care providers while helping them to grow and manage their business efficiently and to clinicians seeking the best products and services to enhance the quality of patient care. The company's focus is on home care, hospital and international markets, providing programs that manage sleep disordered breathing, chronic respiratory diseases, asthma, allergies and sinusitis, infant jaundice and apnea, heart failure and restrictive lung disorders. Globally positioned, the company employs more than 2,500 individuals worldwide and has manufacturing facilities in several domestic and international locations. Further information on Respironics can be found on its Web site: www.respironics.com.

About SpectRx, Inc.

SpectRx, Inc. is a medical technology company providing innovative detection, monitoring and treatment solutions for the diabetes and non-invasive diagnostics healthcare markets. SpectRx markets the SimpleChoice(R) line of innovative diabetes management products. These FDA-cleared products complement the company's developmental consumer device for continuous glucose monitoring. SpectRx is also pursuing opportunities for its leading-edge biophotonic detection and monitoring technology, which uses light and spectral energies to create painless alternatives to blood-based and tissue-based procedures. Non-invasive products include a developmental non-invasive cervical cancer detection device and technology for detecting skin cancer. For more information, visit SpectRx's web site at www.spectrx.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this press release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from SpectRx's and Respironics' actual future experience involving any of or more of such matters and subject areas. Respironics and SpectRx have attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from Respironics' and SpectRx's current expectations regarding the relevant matter or subject area. Such risks and uncertainties include: the early stage of products in development, the uncertainty of market acceptance of products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products, the uncertainty of regulatory approval of products, dependence on licensed intellectual property, as well as those that are more fully described from time to time in Respironics' and SpectRx's reports under the heading "Risk Factors" filed with the SEC, including both company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and subsequent quarterly reports.

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